                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                SINA CORPORATION
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                                (Name of Issuer)

                   Ordinary Shares, par value $0.133 per share
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                         (Title of Class of Securities)

                                    G81477104
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                                 (CUSIP Number)

                                 Greg Pilarowski
                    Shanda Interactive Entertainment Limited
                    No. 1 Office Building, No. 690 Bibo Road
                     Pudong New Area, Shanghai, China 201203
                         Telephone: (011) 8621-5050-4740

                                 with a copy to:

                            Douglas C. Freeman, Esq.
                              O'Melveny & Myers LLP
      Suite 1905, Tower Two, Lippo Centre, 89 Queensway, Central, Hong Kong
                         Telephone: (011) 852-2523-8266
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                February 8, 2004
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies of this statement are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G81477104

--------------------------------------------------------------------------------
1.  Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      Shanda Interactive Entertainment Limited
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2.  Check the Appropriate Box if a Member of a Group (See Instructions)

    (a)      [X]

    (b)      [ ]
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3.  SEC Use Only
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4.  Source of Funds (See Instructions)                                    WC, AF
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5.  Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
    or 2(e)
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6.  Citizenship or Place of Organization                          Cayman Islands
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  Number of           7.    Sole Voting Power          9,821,765 ordinary shares
  Shares              ----------------------------------------------------------
  Beneficially        8.    Shared Voting Power                                0
  Owned               ----------------------------------------------------------
  by Each             9.    Sole Dispositive Power     9,821,765 ordinary shares
  Reporting           ----------------------------------------------------------
  Person With         10.   Shared Dispositive Power                           0
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person
                                                       9,821,765 ordinary shares
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions)
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13. Percent of Class Represented by Amount in Row (11)                  19.5%(1)
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14. Type of Reporting Person (See Instructions)
                                                                              CO
--------------------------------------------------------------------------------


----------
(1) Based on 50,477,694 Ordinary Shares outstanding as of October 30, 2004, as reported by the Issuer on its 10-Q quarterly report, filed with the Securities and Exchange Commission on November 11, 2004.

CUSIP No. G81477104

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1.  Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Skyline Media Limited
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2.  Check the Appropriate Box if a Member of a Group (See Instructions)

    (a)      [X]

    (b)      [ ]
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3.  SEC Use Only
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4.  Source of Funds (See Instructions)                                        PF
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5.  Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
    2(d) or 2(e)
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6.  Citizenship or Place of Organization                  British Virgin Islands
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  Number of           7.    Sole Voting Power          9,821,765 ordinary shares
  Shares              ----------------------------------------------------------
  Beneficially        8.    Shared Voting Power                                0
  Owned               ----------------------------------------------------------
  by Each             9.    Sole Dispositive Power     9,821,765 ordinary shares
  Reporting           ----------------------------------------------------------
  Person With         10.   Shared Dispositive Power                           0
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11. Aggregate Amount Beneficially Owned by Each Reporting Person
                                                       9,821,765 ordinary shares
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions)
--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)                  19.5%(2)
--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)
                                                                              CO
--------------------------------------------------------------------------------


----------
(2) Based on 50,477,694 Ordinary Shares outstanding as of October 30, 2004, as reported by the Issuer on its 10-Q quarterly report, filed with the Securities and Exchange Commission on November 11, 2004.

CUSIP No. G81477104

--------------------------------------------------------------------------------
1.  Names of Reporting Persons.
    I.R.S. Identification Nos. of above persons (entities only).

    Skyline Capital International Limited
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)

    (a)      [X]

    (b)      [ ]
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3.  SEC Use Only
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4.  Source of Funds (See Instructions)                                        PF
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
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6.  Citizenship or Place of Organization                  British Virgin Islands
--------------------------------------------------------------------------------
  Number of           7.    Sole Voting Power          9,821,765 ordinary shares
  Shares              ----------------------------------------------------------
  Beneficially        8.    Shared Voting Power                                0
  Owned               ----------------------------------------------------------
  by Each             9.    Sole Dispositive Power     9,821,765 ordinary shares
  Reporting           ----------------------------------------------------------
  Person With         10.   Shared Dispositive Power                           0
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person
                                                       9,821,765 ordinary shares
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions)
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)                 19.5%(3)
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
                                                                              CO
--------------------------------------------------------------------------------


----------
(3) Based on 50,477,694 Ordinary Shares outstanding as of October 30, 2004, as reported by the Issuer on its 10-Q quarterly report, filed with the Securities and Exchange Commission on November 11, 2004.

CUSIP No. G81477104

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1.  Names of Reporting Persons.
    I.R.S. Identification Nos. of above persons (entities only).

    Shanda Media Limited
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2.  Check the Appropriate Box if a Member of a Group (See Instructions)

    (a)     [ ]

    (b)     [X]
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3.  SEC Use Only
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4.  Source of Funds (See Instructions)                                        PF
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
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6.  Citizenship or Place of Organization                  British Virgin Islands
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  Number of           7.    Sole Voting Power                                  0
  Shares              ----------------------------------------------------------
  Beneficially        8.    Shared Voting Power                                0
  Owned               ----------------------------------------------------------
  by Each             9.    Sole Dispositive Power                             0
  Reporting           ----------------------------------------------------------
  Person With         10.   Shared Dispositive Power                           0
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person               0
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions)                                                      X(4)
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13. Percent of Class Represented by Amount in Row (11)                      0.0%
--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)
                                                                              CO
--------------------------------------------------------------------------------


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(4) Shanda Media Limited holds 160,000 ordinary shares purchased by it on behalf of Shanda Interactive Entertainment Limited. Pursuant to an Agency Purchase Agreement, Shanda Media Limited has granted Shanda Interactive Entertainment Limited an irrevocable proxy with respect to the voting and disposition of these 160,000 ordinary shares. Shanda Media Limited disclaims beneficial ownership of these 160,000 ordinary shares.

CUSIP No. G81477104

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1.  Names of Reporting Persons.
    I.R.S. Identification Nos. of above persons (entities only).

    Tianqiao Chen
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2.  Check the Appropriate Box if a Member of a Group (See Instructions)

    (a)     [ ]

    (b)     [X]
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3.  SEC Use Only
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4.  Source of Funds (See Instructions)                                        PF
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
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6.  Citizenship or Place of Organization               Peoples Republic of China
--------------------------------------------------------------------------------
  Number of           7.    Sole Voting Power                                  0
  Shares              ----------------------------------------------------------
  Beneficially        8.    Shared Voting Power                                0
  Owned               ----------------------------------------------------------
  by Each             9.    Sole Dispositive Power                             0
  Reporting           ----------------------------------------------------------
  Person With         10.   Shared Dispositive Power                           0
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person               0
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions)                                                      X(5)
--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)                      0.0%
--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)
                                                                              IN
--------------------------------------------------------------------------------


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(5) Shanda Media Limited, which is wholly owned by Tianqiao Chen, holds 160,000 ordinary shares purchased by it on behalf of Shanda Interactive Entertainment Limited. Pursuant to an Agency Purchase Agreement, Shanda Media Limited has granted Shanda Interactive Entertainment Limited an irrevocable proxy with respect to the voting and disposition of these 160,000 ordinary shares. Tianqiao Chen disclaims beneficial ownership of these 160,000 ordinary shares.

ITEM 1. SECURITY AND ISSUER

        The class of equity securities to which this statement on Schedule 13D (this "Statement") relates is the class of ordinary shares, par value $0.133 per share, (the "Shares") of Sina Corporation (the "Issuer"), a Cayman Islands company, with its principal office located at Room 1802, United Plaza, 1468 Nan Jing Road West, Shanghai 200040, China. The Shares subject to reporting by this Statement are referred to herein as the "Securities".

ITEM 2. IDENTITY AND BACKGROUND

        (a) - (c) and (f) This Statement is being filed jointly by (i) Shanda Interactive Entertainment Limited ("Shanda"), a Cayman Islands limited company, (ii) Skyline Media Limited ("Skyline"), a British Virgin Islands limited company and the holder of 60.4% of the outstanding ordinary shares of Shanda, (iii) Skyline Capital International Limited ("SCIL"), a British Virgin Islands limited company and the sole shareholder of Skyline, (iv) Shanda Media Limited ("SML"), a British Virgin Islands limited company and holder of 40% of the outstanding share capital of SCIL, and (v) Tianqiao Chen ("Mr. Chen"), a citizen of the Peoples Republic of China and the sole shareholder of SML. Shanda, Skyline, SCIL, SML and Mr. Chen are referred to collectively herein as the "Reporting Persons". The Reporting Persons are making this joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities and Exchange Act of 1934, as amended (the "Act"), although neither the fact of this filing or anything contained herein shall be deemed to be an admission by SML or Mr. Chen that they are members of a group.

        Shanda is a holding company listed on the Nasdaq National Market under the symbol "SNDA" whose operating subsidiaries are principally engaged in the business of operating online games in China. Skyline, SCIL and SML are principally engaged in the business of holding securities, including, in the case of Skyline, shares of Shanda. Mr. Chen is principally engaged as an executive officer of Shanda.

        The principal business address of each of the Reporting Persons is No. 1 Office Building, No. 690 Bibo Road, Pudong New Area, Shanghai, China 201203.

        Attached as Appendix A to Item 2 is certain information with respect to the executive officers, directors and principal shareholders of the Reporting Persons as to which such information is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.

        (d) and (e) None of the Reporting Persons nor any of the persons or entities referred to in Appendix A has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        The aggregate number of Shares held by the Reporting Persons is 9,821,765 for which an aggregate consideration of $230,430,727 has been paid.

        9,133,750 Shares are held by Shanda and were purchased for an aggregate consideration of $211,363,612, the source of which consideration was working capital and proceeds remaining from the issuance of $275,000,000 principal amount of convertible bonds on October 20, 2004 and from its initial public offering of its American depositary shares on the Nasdaq National Market in May of 2004.

        481,875 Shares are held by Skyline and were purchased for an aggregate consideration of $14,464,302, the source of which consideration was cash on hand.

        46,140 Shares are held by SCIL and were purchased for an aggregate consideration of $928,055, the source of which consideration was cash on hand.

        160,000 Shares are held by SML and were purchased for an aggregate consideration of $3,674,758, the source of which consideration was cash on hand.

        Mr. Chen does not hold any Shares directly.

        The Shares purchased by Skyline, SCIL and SML were acquired on behalf of Shanda and Shanda expects to purchase these Shares at cost from these Reporting Persons after it allocates appropriate funding. While Shanda does not currently have agreements or arrangements for the purpose of funding such purchase, it expects that it will transfer the necessary funds from its operating subsidiaries by cash dividend in accordance with the laws and regulations of the Peoples Republic of China.

ITEM 4. PURPOSE OF TRANSACTION

        The Securities have been acquired for strategic investment purposes with the intention of acquiring a substantial ownership position in the Issuer's Shares. The Reporting Persons expect to evaluate the Issuer and review their holdings in the Issuer on a continuing basis. Depending upon various factors, including, but not limited to, Shanda's and the Issuer's business, prospects and financial condition and other developments concerning Shanda and the Issuer, market conditions and other factors that the Reporting Persons may deem relevant to their investment decision, each Reporting Person may take such actions in the future as it deems appropriate in light of the circumstances and conditions existing from time to time, including: increasing its stake in the Issuer through open market purchases, private transactions, or tender or exchange offers; seeking to acquire or influence control of the Issuer, the means of which may include board representation; or seeking a merger, consolidation or other business combinations. Depending on these same factors, the Reporting Persons, or any of them, may determine to sell all or a portion of the Securities that they now own or hereafter may acquire on the open market or in private transactions, although none of the Reporting Persons has a current intention to do so.

        In connection with their investment, the Reporting Persons, or any of them, may engage in discussions with the Issuer to explore the possibility of a business combination transaction. The Reporting Persons expect that such discussions, if any, with the Issuer would be held with the full cooperation of the Issuer. In the event that no such discussions occur, or if they do occur but fail to result in a negotiated transaction, the Reporting Persons currently intend to maintain their investment in the Shares in accordance with the investment purpose set forth above.

        Except as set forth in this Item 4, none of the Reporting Persons presently has plans or proposals to the best of its knowledge that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

        (a) - (b) Shanda holds 9,133,750 Shares, 222,500 of which are held through its wholly owned subsidiary, Shanda Holdings Limited. Shanda is a beneficial owner of an additional 688,015 Shares held by Skyline, SCIL and SML in accordance with the Agency Purchase Agreement described in
        Item 6 herein and may be deemed to be a member of a group along with Skyline, SCIL and SML. Accordingly, Shanda is a beneficial owner of, and has the sole power to vote, or direct the vote of, as well as dispose, or direct the disposition of, 9,821,765 Shares, representing 19.5% of the total number of Shares outstanding.(6)

        Skyline holds 481,875 Shares and is a beneficial owner of an additional 9,339,890 Shares held by Shanda, SCIL and SML as a result of its ownership of 60.4% of the outstanding ordinary shares of Shanda, and it may be deemed to be a member of a group along with Shanda, SCIL and SML. Accordingly, Skyline is a beneficial owner of, and has the sole power to vote, or direct the vote of, as well as dispose, or direct the disposition of, 9,821,765 Shares, representing 19.5% of the total number of Shares outstanding.(6)

        SCIL holds 46,140 Shares and is a beneficial owner of an additional 9,775,625 Shares held by Shanda, Skyline and SML as the sole shareholder of Skyline, and it may be deemed to be a member of a group along with Shanda, Skyline and SML. Accordingly, SCIL is a beneficial owner of, and has the sole power to vote, or direct the vote of, as well as dispose, or direct the disposition of, 9,821,765 Shares, representing 19.5% of the total number of Shares outstanding.(6)

        SML holds 160,000 Shares directly. Pursuant to the Agency Purchase Agreement, described in Item 6 herein, SML has granted to Shanda an irrevocable proxy with respect to the voting and disposition of the Shares held by SML. SML disclaims beneficial ownership of the 160,000 Shares that it holds. If SML were deemed to be a member of a group with Shanda, Skyline and SCIL, it might be deemed to be a beneficial owner of 9,661,765 Shares held by them. SML disclaims membership in such a group and disclaims beneficial ownership of these additional Shares.

        Mr. Chen holds no Shares directly. As the sole shareholder of SML, Mr. Chen may be deemed to be a beneficial owner of 160,000 Shares held by SML. Pursuant to the Agency Purchase Agreement, described in Item 6 herein, SML has granted to Shanda an irrevocable proxy with respect to the voting and disposition of the Shares held by SML. SML disclaims beneficial ownership of the 160,000 Shares that it holds. Mr. Chen also disclaims beneficial ownership of these Shares. If Mr. Chen and/or SML were deemed to be a member of a group with Shanda, Skyline and SCIL, Mr. Chen might be deemed to be a beneficial owner of an additional 9,661,765 Shares held by them. Mr. Chen disclaims membership in such a group and disclaims beneficial ownership of these additional Shares.

        Danian Chen and Qianqian Luo are, respectively, the brother and spouse of Mr. Chen and, as such, could be deemed to be beneficial owners of 160,000 Shares held by SML. If either Danian Chen or Qianqian Luo and Mr. Chen or SML were deemed to be a member of a group with Shanda, Skyline and SCIL, Danian Chen and/or Qianqian Luo, as applicable


----------
(6) Based on 50,477,694 Ordinary Shares outstanding as of October 30, 2004, as reported by the Issuer on its 10-Q quarterly report, filed with the Securities and Exchange Commission on November 11, 2004.

        would be a beneficial owner of an additional 9,661,765 Shares. Each of Danian Chen and Qianqian Luo disclaim membership in such group and disclaim beneficial ownership of all of the Securities.

        Except as set forth above or on Exhibit I, none of the executive officers or directors of any of the Reporting Persons is a beneficial owner of any Shares.

        (c) During the 60 days prior to the filing date of this Statement, the following transactions were effected by the Reporting Persons:

            (i) On January 12, 2005, Shanda purchased 300,000 Shares in open market transactions at a weighted average price per Share(7) of $29.97;

            (ii) Between January 6 and 12, 2005, Skyline purchased an aggregate of 480,875 Shares in open market transactions at a weighted average price per Share(7) of $30.00;

            (iii) Between February 8 and 9, 2005, in open market transactions,
                  Shanda purchased, including through purchases made by its wholly owned subsidiary, Shanda Holdings Limited, an aggregate of 7,280,000 Shares at a weighted average price per Share(7) of $23.17; and

            (iv) On February 10, 2005, SML purchased 160,000 Shares in open market transactions at a weighted average price per Share(7) of $22.97.

        (d) Not applicable.

        (e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

        Pursuant to an Agency Purchase Agreement, dated as of February 14, 2005, among Shanda, Skyline, SCIL and SML, each of Skyline, SCIL and SML has agreed to purchase the Securities respectively purchased by them on behalf of Shanda, and Shanda expects to purchase the Shares held by such Reporting Person from such Reporting Person, after it has allocated appropriate funds, at a purchase price equal to the price paid by such Reporting Person for the acquisition of such Shares. In addition, each of Skyline, SCIL and SML has granted to Shanda an irrevocable proxy with respect to the voting and disposition of any Shares held by them on behalf of Shanda.

        The foregoing description is hereby qualified in its entirety by the Agency Purchase Agreement, a copy of which is attached to this Statement as Exhibit II and which is incorporated herein by reference.

ITEM 7. MATERIAL TO BE FILED AS AN EXHIBIT

        Exhibit I:     Share Ownership by Officers and Directors of Reporting
                       Persons

        Exhibit II:    Agency Purchase Agreement

        Exhibit III:   Joint Filing Agreement


----------
(7) Including commission and trading fees.

                                    Signature

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

         Dated as of the 18th day of February, 2005.

                                             SHANDA INTERACTIVE
                                             ENTERTAINMENT LIMITED


                                             /s/ Tianqiao Chen
                                            ------------------------------------
                                             Tianqiao Chen
                                             Chief Executive Officer


                                             SKYLINE MEDIA LIMITED


                                             /s/ Tianqiao Chen
                                            ------------------------------------
                                             Tianqiao Chen
                                             Director and Attorney in Fact


                                             SKYLINE CAPITAL
                                             INTERNATIONAL LIMITED
                                             By Shanda Media Limited,
                                             its Director


                                             /s/ Tianqiao Chen
                                            ------------------------------------
                                             Tianqiao Chen
                                             Director and Attorney in Fact


                                             SHANDA MEDIA LIMITED


                                             /s/ Tianqiao Chen
                                            ------------------------------------
                                             Tianqiao Chen
                                             Director and Attorney in Fact


                                             TIANQIAO CHEN


                                             /s/ Tianqiao Chen
                                            ------------------------------------

                             APPENDIX A TO ITEM 2.

The following sets forth as to each of the directors, executive officers and principal shareholders of the Reporting Persons, the following information as required by Instruction C of the General Instructions for Schedule 13D: his/her name; his/her business address; and his/her present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted. Capitalized terms used herein without definition have the meanings assigned thereto in the Schedule 13D to which this Appendix A relates.

The directors of Shanda are Mr. Chen, Danian Chen, Jun Tang, Qianqian Luo, Hongliang Lu, Ruigang Li, W. Mark Evans, and Haibin Qu. Each of the directors, other than Jun Tang, Hongliang Lu and W. Mark Evans, is a citizen of the Peoples Republic of China. Jun Tang and Hongliang Lu are citizens of the United States of America. W. Mark Evans is a citizen of Canada. The principal occupation of Mr. Chen, Danian Chen, Jun Tang and Haibin Qu is as executive officers of Shanda. The principal occupation of Qianqian Luo is as director of Shanda. The principal occupation of Hongliang Lu is as an executive officer of UTStarcom, Inc., a Chinese technology company. The principal occupation of Ruigang Li is as an executive officer of Shanghai Media Group, a Chinese multimedia conglomerate. The principal occupation of W. Mark Evans is as general partner of Benchmark Capital, a venture capital firm based in the United Kingdom. The principal executive officers of Shanda are Mr. Chen, as Chairman and Chief Executive Officer, Jun Tang, as President, Danian Chen, as Senior Vice President, Haibin Qu, as Senior Vice President, Shujun Li, as Vice President and Chief Financial Officer, Donglei Zhou as Director of Investor Relations and Secretary to the Board of Directors, Sammy Cheng as Financial Controller, and Greg Pilarowski as General Counsel. Greg Pilarowski is a citizen of the United States of America. Except as otherwise described, each of these executive officers is a citizen of the Peoples Republic of China and is principally engaged in such office. Other than as separately indicated below, the principal business address of the directors and officers of Shanda is c/o Shanda Interactive Entertainment, No. 1 Office Building, No. 690 Bibo Road, Pudong New Area, Shanghai, China 201203.

The principal business address of Luo Qianqian is at No. 500 Shanxi North Road, Jiangan Area, Shanghai 200041, China. The principal business address of Hongliang Lu is c/o UTStarcom (China) Ltd., 10F, Tower E2, The Towers, Oriental Plaza, No. 1 East Chang An Ave., DongCheng District, Beijing, China. The principal business address of Ruigang Li is c/o The Shanghai Media Group No.298 Weihai Road, Shanghai 200041, China. The principal business address of W. Mark Evans is c/o Benchmark Capital, 20 Balderton Street, London W1K 6TL, United Kingdom.

Shanda is 60.4% owned by Skyline, the directors of which are Mr. Chen, Danian Chen and Qianqian Luo. Skyline does not have officers. The principal occupation and business address of the directors of Skyline are provided above.

Skyline is wholly owned by SCIL which, in turn, is (i) 40% owned by SML which is wholly owned by Mr. Chen, (ii) 30% owned by Shanda Investment International Limited ("SIIL"), a British Virgin Islands limited company which is wholly owned by Danian Chen, and (iii) 30% owned by Fortune Capital Holdings Enterprise Limited ("FCHL"), a British Virgin Islands limited company which is wholly owned by Qianqian Chen. The directors of SCIL are SML, SIIL, and FCHL. SCIL does not have officers.

The sole director and officer of SML is Mr. Chen. SML does not have officers. The principal occupation and business address of the director of SML are provided above.

The sole director and officer of SIIL is Danian Chen. SIIL does not have officers. The principal occupation and business address of the director of SIIL are provided above.

The sole director and officer of FCHL is Qianqian Luo. FCHL does not have officers. The principal occupation and business address of the director of FCHL are provided above.